Exhibit 19.1

AERIES TECHNOLOGY, INC.

Insider Trading Policy

This Insider Trading Policy (this “Policy”) describes the standards of Aeries Technology, Inc. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: (1) the first part prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company and their Family Members and Controlled Entities (as defined in Part I, Section 1(c) and (d), respectively), and (2) the second part imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) executive officers of the Company, and (iii) the employees listed on Appendix A (as may be amended from time to time by the Compliance Officer (as defined in Part I, Section 3(c))) (collectively, “Covered Persons”).

One of the principal purposes of the United States’ federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or the securities of certain other companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3. The prohibitions would apply to any director, officer or employee who buys or sells securities on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, business partners or other companies with which the Company has contractual relationships or may be negotiating transactions.

Part I

1.	Applicability

(a) Transactions Subject to this Policy. This Policy applies to all trading or other transactions in (i) the Company’s securities, including common stock, warrants, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company, and (ii) the securities of certain other companies, including common stock, warrants, options and other securities issued by those companies as well as derivative securities relating to any of those companies’ securities, where the person trading used information obtained while working for the Company.

(b) Persons Subject to this Policy. This Policy applies to all directors, officers, and employees of the Company, and to their respective Family Members and Controlled Entities (subject to the exception described in Section 1(d)), as described below. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

(c) Family Members and Others. This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in any Company security are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in any Company security (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in any Company security, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

(d) Transactions by Entities that You Influence or Control. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. Notwithstanding anything to the contrary, this Policy does not apply to securities transactions of Family Members or Controlled Entities where (i) the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members, (ii) such third party is neither in possession of material, non-public information nor has access to any such material, non-public information concerning the Company, and (iii) you are not deemed to be the beneficial owner (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such securities.

(e) Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions in the Company’s securities while in possession of material, non-public information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material, non-public information rests with that individual, and any action on the part of the Company, the Compliance Officer, or any other employee, officer or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

2.	General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

(a) No director, officer or employee of the Company or any of their respective Family Members or Controlled Entities may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Section 3(a) and (b).)

(b) No director, officer or employee of the Company or any of their respective Family Members or Controlled Entities who knows of any material non-public information about the Company may communicate that information to (“tip”) any other person, including Family Members and friends, or otherwise disclose such information without the Company’s authorization.

(c) No director, officer or employee of the Company or any of their respective Family Members or Controlled Entities may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee of the Company or any of their respective Family Members or Controlled Entities who knows of any such material non-public information about any other Company may communicate that information to, or tip, any other person, including Family Members and friends, or otherwise disclose such information without the Company’s authorization.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer.

(e) Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 4.

3.	Definitions

(a) Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. If the disclosure of the information would be expected to alter significantly the total mix of information in the marketplace about the Company, it is material.

Information dealing with the following subjects is reasonably likely to be material:

(i)	significant changes in the Company’s prospects;

(ii)	significant write-downs in assets or increases in reserves;

(iii)	developments regarding significant litigation or government agency investigations;

(iv)	liquidity problems;

(v)	changes in earnings estimates or unusual gains or losses in major operations;

(vi)	major changes in management;

(vii)	changes in dividends;

(viii)	extraordinary borrowings;

(ix)	major changes in accounting methods or policies;

(x)	award or loss of a significant contract;

(xi)	cybersecurity risks and incidents, including vulnerabilities and breaches;

(xii)	changes in debt ratings;

(xiii)	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

(xiv)	offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition, a securities offering or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer or such officer’s designee before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b) Non-Public. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or such officer’s designee or assume that the information is non-public and treat it as confidential.

(c) Compliance Officer. The Chief Financial Officer will serve as the Compliance Officer for this Policy if at any time the Company has not specifically designated a Compliance Officer for this purpose. In his or her absence, another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer or any designee shall be final and not subject to further review. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	assisting with implementation and enforcement of this Policy;

(ii)	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 4;

(iv)	providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) and any prohibited transactions under Part II, Section 5; and

(v)	providing a reporting system with an effective whistleblower protection mechanism.

4.	Exceptions

This trading restrictions imposed by this Policy do not apply in the case of the following transactions, except as specifically noted:

(a) Company Benefit Plan. This Policy does not apply to purchases of Company securities in a benefit plan managed by the Company resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the Company’s benefit plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your benefit plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre‑pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

(b) Options. This Policy does not apply to the exercise of stock options granted under the Company’s incentive plans for cash or the delivery of previously owned Company stock unless the Compliance Officer has imposed restrictions on such exercises. It also does not apply to or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements in connection with the exercise of a stock option. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

(c) Warrants. This Policy does not apply to the exercise of warrants granted by the Company to purchase Company securities from the Company for cash unless the Compliance Officer has imposed restrictions on such exercises. This Policy does apply, however, to any other market sale for the purpose of generating the cash needed to pay the exercise price of a warrant.

5.	Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b) Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

6.	Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer or such officer’s designees, by email at legal@aeriestechnology.com.

Part II

1.	Blackout Periods

All Covered Persons, as well as their Family Members and Controlled Entities, are prohibited from trading in the Company’s securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Transactions in the Company’s securities is prohibited during the period beginning at the close of the market one week before the end of each fiscal quarter and ending on the date the Company files its Form 10-K or Form 10-Q with the SEC. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, securities offerings, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exceptions. These trading restrictions do not apply to those transactions to which this Policy does not apply, as described under Part I, Section 4. These trading restrictions also do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that meet the following requirements:

(i)	it has been reviewed and approved at least five business days in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least five business days in advance of any subsequent trades);

(ii)	it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Covered Person. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other Covered Persons, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

(iii)	it is entered into in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Covered Person is not in possession of material nonpublic information about the Company; and, if the Covered Person is a director or officer, the 10b5-1 plan must include representations by the Covered Person certifying to that effect, and the Company may require the other Covered Persons to make similar representations;

(iv)	it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(v)	it is the only outstanding Approved 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

(vi)	it otherwise complies with Rule 10b5-1 of the Exchange Act.

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Compliance Officer or such Officer’s designee. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Compliance Officer as described above.

2.	Transactions Not Involving a Purchase or Sale

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

3.	Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the date that the Company files its Form 10-Q or Form 10-K with the SEC and ending at the close of the market one week before the end of the then-current fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

4.	Pre-Clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 3 above, without first pre-clearing all transactions in the Company’s securities with the Compliance Officer and, with respect to the Compliance Officer’s transactions in the Company’s securities, the Chief Executive Officer.

(b) Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such Covered Person’s Family Members and Controlled Entities.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading five business days following the day on which it was granted. If the transaction does not occur during the five-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

5.	Prohibited Transactions

(a) Covered Persons, including any Covered Person’s Family Members and Controlled Entities, are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Covered Persons, including any Covered Person’s Family Members and Controlled Entities, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

(i)	Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase (or vice versa);

(ii)	Short sales. Covered Persons may not sell the Company’s securities short;

(iii)	Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(iv)	Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(v)	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

6.	Reporting of Violations

Any employee, officer or director who violates this Policy or any foreign, federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer, director of the Company, or any of their respective Family Members or Controlled Entities, must report the violation immediately to the Compliance Officer, the Chief Financial Officer, or the Chief Executive Officer. Upon learning of any such violation, the Compliance Officer, the Chief Financial Officer or the Chief Executive Officer, in consultation with the Company’s outside legal counsel, will determine whether the Company should release any material non-public information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

7.	Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

8.	Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer or such officers’ designee.

Effective as of October 28, 2025

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)

Date:

APPENDIX A

●	All employees with the level grade of 7 or higher.

●	All accounting and finance department employees.

●	All investor relations department employees and any other employee that assists with the preparation of the Company’s earnings release.

●	All legal department employees that assist with the preparation of the Company’s earnings release and SEC filings.

●	All employees notified by the Compliance Officer.

A-1